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SEC FILE NUMBER
8-34790

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newport Coast Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

180 Maiden Lane 17th Floor
(No. and Street)

New York	NY	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Onesto (646) 259-4702
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA, an Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd. Ste 150	Woodland Hills	California	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard Onesto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newport Coast Securities, Inc, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JOSEPH LEAL
Notary Public - State of New York
NO. 01LE6280873
Qualified in Kings County
My Commission Expires

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Dave Banerjee CPA, an Accountancy Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Newport Coast Securities, Inc.
New York, NY

We have audited the accompanying statement of financial condition of Newport Coast Securities, Inc. as of December 31, 2015 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Newport Coast Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newport Coast Securities, Inc. as of December 31, 2015 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2015 (Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Newport Coast Securities, Inc.'s financial statements. The supplemental information is the responsibility of Newport Coast Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on supplemental information, we evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used and should not be used by anyone other than these specified parties.

Dave Banerjee CPA, An Accountancy Corp.
February 23, 2016

NEWPORT COAST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Current assets:		
Cash and equivalents, unrestricted	$	139,303
Cash and equivalents, restricted - clearing broker deposits		125,057
Commissions receivable		674,689
Investments at market - securities		62,157
Contract advances, current portion		-
Receivables from non-customers		308,820
Due from affiliate		790,703
Total current assets		2,100,729
Fixed assets:		
Furniture, fixtures and equipment, net of accumulated depreciation of $216,056		110,666
Other assets:		
Contract advances		155,944
Deposits		107,342
Total other assets		263,286
Total assets	$	2,474,681

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Current liabilities:		
Accounts payable	$	33,335
Accrued expenses		110,626
Accrued commissions		539,625
Subordinated Loan		150,000
Accrued legal contingencies		65,000
Total current liabilities		898,586
Stockholders' Equity:		
Common stock, $10 par value, 1,000 shares authorized 115 shares issued and outstanding as of December 31, 2015		1,150
Additional paid in capital		1,239,314
Retained earnings		791,718
Accumulated other comprehensive gain (loss)		(456,087)
Total stockholders' equity		1,576,095
Total liabilities and stockholders' equity	$	2,474,681

The accompanying notes are an integral part of these financial statements

NEWPORT COAST SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenue:		
Commissions	$	7,419,867
Investment banking fees		4,512,501
Selling concessions		
Insurance		876,061
Mutual funds		582,018
Interest and dividend income		118,289
Managed fee accounts		1,354,917
Riskless Principal Inventory Trades		731,509
Other income		973,019
Total revenue		16,568,181
Direct expenses:		
Commission expense		11,423,132
Clearing charges		920,709
Data and quote services		183,143
Filing fees		161,802
Other direct costs		44,764
Total direct costs		12,733,550
Gross profit		3,834,631
Operating expenses		4,290,093
Net loss before other income and expense		(455,462)
Other income (expense):		
Interest expense		(625)
Net loss before income taxes		(456,087)
Provision for state income taxes		-
Net Loss	$	(456,087)

NEWPORT COAST SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock		Additional Paid-In Capital	Other Comprehensive Income	Accumulated (Deficit)	Total Stockholders' Equity
	Share	Amount				
Balance, December 31, 2014	115	$ 1,150	$ 1,164,314	$ (15,672)	$ 791,718	$ 1,941,510
Dividends paid	-	-	-	-	-	-
Other comprehensive income (loss)	-	-	-	15,672	-	15,672
Additional Paid-In Capital			75,000			75,000
Net Income	-	-	-	-	(456,087)	(456,087)
Balance, December 31, 2015	115	$ 1,150	$ 1,239,314	$ -	$ 335,631	$ 1,576,095

The accompanying notes are an integral part of these financial statements

NEWPORT COAST SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities		
Net loss	$	(456,087)
Adjustments to reconcile net loss to net		
cash provided by (used in) operating activities:		
Depreciation		29,647
Amortization of Contract Advances		211,292
Changes in operating assets and liabilities		
Commission receivables		170,042
Receivables from non-customers		148,704
Contract Advances		(190,500)
Prepaid expenses		6,289
Deposits		1,575
Accounts payable		(268,982)
Accrued legal reserve		(130,000)
Accrued state income taxes		-
Accrued expenses		(911,576)
Net cash provided by (used in) operating activities		(1,389,596)
Cash flows from investing activities		
Purchase of fixed assets		-
Due from affiliates		(95,000)
Proceeds (purchase) of investments, net		97,609
Net cash provided by (used in) investing activities		2,609
Cash flows from financing activities		
Subordinated Loan		150,000
Net cash provided by (used in) financing activities		150,000
Net increase in cash		(1,236,987)
Cash – January 1, 2015		1,501,347
Cash – December 31, 2015	$	264,360
Supplemental disclosures:		
Interest paid	$	625
Income taxes paid	$	-

The accompanying notes are an integral part of these financial statements

NEWPORT COAST SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2015

Subordinated borrowings at January 1, 2015	$0
Increases;	
Issuance of subordinated notes May 14, 2015	$150,000
Subordinated borrowings at December 31, 2015	$150,000

NEWPORT COAST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1 – Nature of Business

Newport Coast Securities, Inc. was incorporated in the State of California on March 6, 1980 and is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). All the common stock of the Company is owned by Rubicon Financial Incorporated (the "Parent"). The Company has offices in Irvine, California, New York, New York, Chicago, Illinois and Boston, Massachusetts.

Note 2 – Summary of Accounting Policies

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Fair value of financial instruments
At December 31, 2015, our financial instruments consist of cash, accounts receivable, prepaid expenses, and accounts payable. The carrying value of the Company's cash and cash equivalents, accounts receivable, prepaid expenses, and accounts payable approximate fair value because of the short-term maturity of these instruments. See note 7 for further details.

Revenue recognition
The Company recognizes revenue in accordance with ASC subtopic 605-10 on a gross basis, net of expected cancellations and allowances. As of December 31, 2015, the Company evaluated evidence of cancellation in order to make a reliable estimate and determined there were no material cancellations during the year and therefore no allowances have been made.

Investment banking revenues and advisory fees from mergers, acquisitions and restructuring transactions are recorded on a gross basis when services for the transactions are determined to be completed, generally as set forth under the terms of the engagement. Transaction related expenses, primarily consisting of legal, travel and other costs directly associated with the transaction, are deferred and recognized in the same period as the related investment banking transaction revenue. The Company recognizes commissions from its broker services based on a trade-date basis. Fees billed and collected before services are performed

are included in deferred revenue. Normal expenses are recorded when the obligation is incurred. There was no deferred revenue as of December 31, 2015.

Cash and cash equivalents

The Company maintains cash balances in interest and non-interest-bearing accounts. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. As of December 31, 2015, the Company does not have any cash balances in excess of the FDIC insured amounts.

Available-for-sale securities

The Company classifies marketable equity securities as available-for-sale and carries them at fair market value, with the unrealized gains and losses included in the determination of comprehensive income and reported in stockholders' equity. See note 11 for further details.

Property and Equipment

Property and equipment is stated at cost, and is depreciated over estimated useful lives using primarily the straight line method for financial reporting purposes. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the lives of the respective asset are charged against earnings in the period in which they are incurred. Useful lives range from three to five years. We evaluate equipment at least annually for impairment. No such impairment was needed during the year ended December 31, 2015. Depreciation expense was $29,647 for the year ended December 31, 2015.

Accounts receivable

Accounts receivable are carried on a gross basis with no discounting. No allowance for doubtful accounts is recognized at the time the revenue, which generates the accounts receivable, is recognized. Management estimates the allowance for doubtful accounts based on existing economic conditions, the financial conditions of the customers, and the amount and the age of past due accounts. Receivables are considered past due if full payment is not received by the contractual due date. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been exhausted. As of December 31, 2015, there was no allowance for doubtful accounts and no allowance for doubtful accounts expense recorded for the year ended December 31, 2015.

Recent issued accounting standards

The Company has evaluated all new accounting pronouncements as of the date these financial standards were issued and determined that none have or will have a material impact on the financial statements or disclosures.

Note 3 – Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate debt balances, as defined in the SEC's Reserve Requirement Rule (Rule 15c3-3). At December 31, 2015, the Company had net capital of $201,193 and was $101,193 in excess of its required net capital of $100,000.

Note 4 – Cash and equivalents, restricted – clearing broker deposits

The Company has entered into securities clearing agreements with APEX Clearing Corporation, Wedbush Morgan Securities, Inc, and COR Clearing LLC. Pursuant to these agreements, the Company is required to maintain a deposit account with each respective clearing firm in amounts determined based on the Company's transaction volume. As of December 31, 2015, the Company maintained deposits of $13,645, $61,412, and $50,000 at APEX, Wedbush, and COR, respectively.

Note 5 – Commissions receivable

Amounts receivable for commissions at December 31, 2015 consisted of the following:

COR Clearing, LLC	$ 395,961
Others	241,079
Wedbush Morgan Securities	37,649
	$ 674,689

Note 6 – Income taxes

Accounting Standard No. 109, "Accounting for Income Taxes") for recording the provision for income taxes. ASC 740-10 requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate.

Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The Company is included in the consolidated federal and state tax returns filed by Rubicon Financial Incorporated, its parent company. As of December 31, 2015, there is a federal net operating loss carryforward of approximately $13,000,000 to offset any current and future income. The tax years of 2012 through 2014 remain subject to examination by major tax jurisdictions.

The provision for federal income taxes consists of the following:

	2015
Current tax – federal	$ 80,000
Change in valuation allowance	(80,000)
	$ —

Reconciliation between federal income taxes at the statutory tax rate and the actual federal income tax provision for continuing operations follows:

Statutory tax rate – federal	34%
Change in Valuation allowance	(34%)
Income tax provision	-%

Note 7 – Fair Value Measurements

The Company adopted ASC Topic 820-10 to measure the fair value of certain of its financial assets required to be measured on a recurring basis. The adoption of ASC Topic 820-10 did not impact the Company's financial condition or results of operations. ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability. The Company has no level 3 assets or liabilities.

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Total
Cash	$ 264,360	-	$ 264,360
Accts receivable	-	674,689	674,689
Investments	-	62,157	62,157
Accts payable	-	33,334	33,335
Accrued expenses	-	650,251	650,251

Note 8 – Commitments, contingencies, and guarantees

In June of 2015, the Company entered into a long-term lease agreement for office space in Irvine, California commencing July 1, 2015 and ending on September 30, 2020. In April of 2013, the Company entered into a long-term lease agreement for office space in New York, New York commencing April 1, 2013 and ending on November 30, 2017. In May of 2013, the Company entered into a long-term lease agreement for office space in Chicago, Illinois commencing on June 1, 2013 and ending on November 30, 2018. In September of 2015, the company terminated the long-term lease for office space in Memphis, Tennessee. In November of 2014, the Company entered into a long-term lease agreement for office space in Boston, Massachusetts commencing on October 1, 2014, and ending September 30, 2016. Rent expense for the year ended December 31, 2015 was approximately $810,241. The annual lease payments due pursuant to these agreements are as follows:

December 31,	Amount
2016	$ 819,671
2017	748,189
2018	293,019
2019	236,029
2020	59,793
Total	$ 2,156,701

As Of December 31, 2015, the Company is a party to several litigation events and has accrued a legal reserve of $65,000. Management feels it is highly

unlikely that any expense associated with the current litigation would exceed the amount accrued.

During 2014, the Company received a Wells notice from the Financial Industry Regulatory Authority, Inc. (FINRA) regarding a preliminary determination to recommend disciplinary action against the Company for possible FINRA rules violations from prior years. A Wells notice is neither a formal allegation nor a finding of wrongdoing. The Company is unable to estimate how long the FINRA process will last or its ultimate outcome. As of December 31, 2015, management believes that no accrual for penalties or potential settlements is justified and that the ultimate outcome of the process will not have a material impact on the financial statements.

As of December 31, 2015, there are no other commitments, contingencies, or guarantees other than as noted above.

Note 9 – Related Party Transactions

As of December 31, 2015, the Company has an amount due from Rubicon Financial Incorporated, its parent company, of $790,703. This amount does not bear interest.

Note 10 – Stockholders' equity

As of December 31, 2015, the Company has 115 shares of its $10 par value common stock issued and outstanding. All 115 shares are owned by Rubicon Financial Incorporated. There are 1,000 shares authorized.

As of December 31, 2015, there are no outstanding options or warrants.

Note 11 – Investments at market

The Company classifies its marketable equity securities as available-for-sale and carries them at fair market value, with the unrealized gains and losses included in the determination of comprehensive income and reported in stockholders' equity. Losses that the Company believes are other-than-temporary are realized in the period that the determination is made. As of December 31, 2015, the Company believed that all unrealized losses and gains are not other-than-temporary based on market conditions and the volatility of investments being held. All unrealized losses and gains will be excluded from earnings and reported in other comprehensive income until realized. None of the investments have been hedged in any manner.

As of December 31, 2015:
The Company held six investments in publically-traded common stock in various corporations and one investment in a REIT with a total aggregate fair market

value, based on published market prices, of $62,157. The Company's total cost in these investments was $96,550 resulting in an accumulated unrealized loss of $34,393. This is shown as accumulated other comprehensive loss in the equity section of the balance sheet on these financial statements. Of the investments, three was in a loss position as of December 31, 2015, for a total aggregate unrealized loss of $34,393.

Note 12 – Computation of determination of reserve requirements (Rule 15c3-3)

A computation of reserve requirements is not applicable to the Company as the Company qualifies for an exemption under Rule 15c3-3(k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 13 – Information relating to possession or control requirements (Rule 15c3-3)

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 14 – Subsequent events

The Company has evaluated all subsequent events through February 23, 2016, the date the financial statements were issued, and determined that there are no subsequent events to record or disclose as of the date above.

NEWPORT COAST SECURITIES, INC.
SCHEDULE 1 - SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2015

Operating expenses:		
Bank fees	$	1,022
Equipment rental		41,579
Insurance		229,053
Meals & entertainment		53,794
Office expense		127,592
Postage and delivery		35,307
Rent		810,241
Telephone		166,858
Travel		47,387
Depreciation		29,647
Payroll and payroll taxes		2,071,254
Professional fees and settlements		568,705
Other expenses		107,654
Total expenses	$	4,290,093

The accompanying notes are an integral part of these financial statements

NEWPORT COAST SECURITIES, INC.
SCHEDULE II – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF
THE SECURITIES EXCHANGE COMMISSION
December 31, 2015

Net Capital:		
Total stockholders' equity	$	1,576,095
Additions::		
Subordinated Loan		150,000
Deductions and/or charges:		
Non-allowable assets:		
Property, plant and equipment, net		(110,666)
Due from affiliate		(790,703)
Deposits		(107,342)
Securities not readily marketable		(49,533)
Receivable from non-customers		(308,820)
Contract advances		(155,944)
Net capital before haircuts on securities positions		203,087
Haircuts:		
securities		1,894
undue concentrations		-
Total haircuts on securities		1,894
Net capital	$	201,193
Computation of Alternative Net Capital Requirement:		
Minimum dollar net capital requirement of reporting broker-dealer	$	100,000
6-2/3% of net aggregate indebtedness	$	45,658
Net capital requirement (greater of above amounts)	$	100,000
Excess net capital	$	101,193
Computation of aggregate indebtedness:		
Total A.I. liabilities	$	684,870
Percentage of aggregate indebtedness to net capital		340.40%
Reconciliation:		
Net capital computation per Company's Computation	$	201,193
Variance:		
None material		0
Net capital per audited report	$	201,193

Statement pursuant to Rule 17a-5(d)(4)

A reconciliation of the company's computation of net capital as reported was prepared to show that no material differences exist between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

NEWPORT COAST SECURITIES, INC.
SCHEDULE III – COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3.

Statement of Assessment and Payments to SIPC


CERTIFIED PUBLIC ACCOUNTANT
CPA

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION.

Board of Directors
Newport Coast Securities, Inc.
New York, NY

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2015, which were agreed to by Newport Coast Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Newport Coast Securities, Inc.' compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Newport Coast Securities, Inc.'s management is responsible for Newport Coast Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2015, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
Woodland Hills, California
February 23, 2016

Newport Coast Securities, Inc.
Schedule of Assessment and Payments to the SIPC
For the Year Ended December 31, 2015

Total Revenue	16,568,181
	16,568,181
Total Deductions	3,780,965
SIPC Net Operating Revenues	12,787,216
General Assessment @ .0025	31,968
Total due for the year ended December 31, 2015	31,968
August 6, 2015 payment to SIPC	12,257
February 22, 2016 payment to SIPC	19,711
Total paid for the year ended December 31, 2015	31,968



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Newport Coast Securities, Inc.
New York, NY

We have reviewed management's statements, included in the accompanying Newport Coast Securities, Inc. Exemption Report in which (1) Newport Coast Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Newport Coast Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Company, stated that Newport Coast Securities, Inc, met the identified exemption provision throughout the most recent fiscal year without exception. Newport Coast Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 23, 2016


NEWPORT COAST
SECURITIES

Newport Coast Securities Exemption Report

Newport Coast Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 k (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.1

Newport Coast Securities

I, Richard Onesto, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CEO

February 23rd, 2015

Newport Coast Securities, Inc.

Financial Statements

December 31, 2015

Dave Banerjee CPA an Accountancy Corporation
21860 Burbank Blvd. Suite 150, Woodland Hills, CA 91367

Newport Coast Securities, Inc.
Table of Contents
December 31, 2015